Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2026

Unaudited Consolidated Financial Results

•
Services of cloud and AI infrastructure revenue increased 83.1% year over year and 26.2% quarter over quarter, accounting for 72.8% of Global Enterprise Services revenue and 22.2% of total revenues and making a positive contribution to the adjusted operating results of Global Enterprise Services.

•
Robotics and others revenue increased 72.5% year over year and 6.4% quarter over quarter, accounting for 20.5% of total revenues.

BEIJING, September 11, 2026 /PRNewswire/ -- Cheetah Mobile Inc. ("Cheetah Mobile" or the "Company") (NYSE: CMCM), a China-based IT company with a commitment to AI innovation, today announced its unaudited consolidated financial results for the quarter ended June 30, 2026.

Financial Highlights

•
Total revenues were RMB266.1 million (US$39.2 million) in the second quarter of 2026, representing a decrease of 9.9% year over year and an increase of 2.7% quarter over quarter.
•
Advertising agency services revenue, which is included in the Global Enterprise Services segment, decreased 70.0% year over year and 15.0% quarter over quarter to RMB22.0 million, primarily due to changes in rebate policies implemented by a major global advertising platform. Its contribution to total revenues declined to 8.3% from 24.9% in the same period last year. Revenues excluding advertising agency services were RMB244.1 million, increasing approximately 10.1% year over year and 4.7% quarter over quarter. The decline in advertising agency services revenue was a significant factor in the year-over-year increase in the Company’s operating loss in the second quarter of 2026.
•
In the Global Enterprise Services segment, revenues from services of cloud and AI infrastructure increased 83.1% year over year and 26.2% quarter over quarter to RMB59.1 million, accounting for 72.8% of Global Enterprise Services revenue and 22.2% of total revenues, compared with approximately 10.9% of total revenues in the same period last year. The increase was driven by growing demand from enterprises expanding overseas for cloud resources, computing power and AI model services.
•
Robotics and others revenue increased 72.5% year over year and 6.4% quarter over quarter to RMB54.5 million, accounting for 20.5% of total revenues, driven by an increase in sales volume of our robotic products. The year-over-year increase benefited from the contribution of UFACTORY, a provider of lightweight robotic arms acquired by the Company on July 29, 2025.

•
Internet value-added services revenue, which is included in the Internet Services segment, increased 6.7% year over year and 2.9% quarter over quarter to RMB101.2 million, accounting for 77.6% of segment revenue, and 38.0% of total revenues, due to increase in user base and distribution channels.

Balance Sheet

•
As of June 30, 2026, the Company had RMB1,271.0 million (US$187.3 million) in cash and cash equivalents.

Management Commentary

Fu Sheng, Chief Executive Officer of Cheetah Mobile, commented: "During the second quarter, we continued to evolve our business mix, with revenue from services of cloud and AI infrastructure within Global Enterprise Services growing 83.1% year over year, driven by demand from enterprises expanding overseas for cloud and AI infrastructure services, accounting for 22.2% total revenues in the quarter. Gross billings[1] from services of cloud and AI infrastructure exceeded RMB500 million during the quarter, compared with about RMB200 million in the same period last year and about RMB300 million in the previous quarter, reflecting the rapid expansion of customer demand and business scale. Robotics and others revenue increased 72.5% year over year and accounted for 20.5% of total revenues in the quarter, with new initiatives such as smart mobility beginning to contribute revenue. The growth of these AI-related businesses underscores the progress of our AI-driven transformation.

Internet Services remained a stable foundation for our business. Internet value-added services revenue increased both year over year and sequentially and represented 77.6% of segment revenue. While advertising agency services revenue within Global Enterprise Services remained under pressure, growth in services of cloud and AI infrastructure and Robotics and others supported the Company’s return to sequential revenue growth while strengthening our foundation for future growth."

[1] Gross billings from services of cloud and AI infrastructure is an operating metric representing the aggregate monetary value of customers’ consumption of public cloud resources and AI model tokens provided or arranged by the Company during the relevant period.

Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: "Second-quarter revenue increased 2.7% sequentially. Operating loss was RMB33.6 million, compared with RMB28.3 million in the previous quarter, while non-GAAP operating loss remained relatively stable at RMB25.6 million, compared with RMB22.5 million in the previous quarter.

The sequential movement in non-GAAP operating loss reflected higher adjusted operating profit in Internet Services, offset by lower adjusted operating profit in Global Enterprise Services resulting from lower advertising agency services revenue, as well as a wider adjusted operating loss in Robotics and others. Adjusted operating profit from Internet Services increased 14.2% year over year and 67.2% sequentially, with adjusted operating margin improving to 19.4%. Services of cloud and AI infrastructure continued to scale rapidly. However, the growth of cloud and AI infrastructure services partially offset the negative impact of lower advertising agency services revenue on the segment’s adjusted operating profit. We ended the quarter with US$187.3 million in cash and cash equivalents, providing us with the flexibility to invest prudently in our AI and robotics businesses."

Second Quarter 2026 Financial Results

Total revenues decreased 9.9% year over year and increased 2.7% quarter over quarter to RMB266.1 million (US$39.2 million).

•
Internet Services revenue decreased 17.3% year over year and 3.4% quarter over quarter to RMB130.5 million (US$19.2 million).
▪
Within the segment, internet value-added services revenue increased 6.7% year over year and 2.9% quarter over quarter to RMB101.2 million, accounting for 77.6% of segment revenue.
▪
Online advertising revenue decreased 53.5% year over year and 20.2% quarter over quarter to RMB29.3 million, accounting for 22.4% of segment revenue.
•
Global Enterprise Services revenue decreased 23.3% year over year and increased 11.5% quarter over quarter to RMB81.1 million (US$12.0 million).
▪
Services of cloud and AI infrastructure revenue, which is included in this segment, increased 83.1% year over year and 26.2% quarter over quarter to RMB59.1 million, accounting for 72.8% of segment revenue.
▪
Advertising agency services revenue decreased 70.0% year over year and 15.0% quarter over quarter to RMB22.0 million, accounting for 27.2% of segment revenue.
•
Robotics and others revenue increased 72.5% year over year and 6.4% quarter over quarter to RMB54.5 million (US$8.0 million).

Operating loss was RMB33.6 million (US$5.0 million), compared with RMB11.1 million in the same period last year and RMB28.3 million in the first quarter of 2026.

Non-GAAP operating loss was RMB25.6 million (US$3.8 million), compared with RMB2.1 million in the same period last year and RMB22.5 million in the first quarter of 2026. The year-over-year increase primarily reflected lower advertising agency services revenue within the Global Enterprise Services segment.

•
Adjusted operating profit from Internet Services was RMB25.4 million, increasing by 14.2% year over year and 67.2% quarter over quarter. Adjusted operating margin for the segment expanded to 19.4%, compared with 14.1% in the same period last year and 11.3% in the first quarter of 2026.
•
Adjusted operating profit from Global Enterprise Services was RMB9.3 million, decreasing by 80.7% year over year and 32.0% quarter over quarter, primarily reflecting lower advertising agency services revenue. The continued strong growth of services of cloud and AI infrastructure provided a positive contribution to the segment’s adjusted operating results.
•
Adjusted operating loss from Robotics and others was RMB34.0 million, narrowing by 35.5% from RMB52.7 million in the same period last year, but widening from RMB26.9 million in the first quarter of 2026, as the Company continued to invest in the development and commercialization of its robotics businesses.

Conference Call Information

Cheetah Mobile's management will hold an earnings conference call at 11:30 AM on Friday, September 11, 2026, Beijing Time (11:30 PM on Thursday, September 10, 2026, U.S. Eastern Time).

Main Conference:

Tencent Meeting ID: 175-882-665

Meeting Link: https://cmcm.meeting.tencent.com/dm/3QuXIZPgSezq

Dial-in Numbers:

United States: +1 4153389272

Mainland China: +86 (0)755 36550000

Hong Kong: +852 30088359

English Interpretation:

Tencent Meeting ID: 845-329-676

Meeting Link: https://cmcm.meeting.tencent.com/dm/t07drnN5B7fM

Dial-in Numbers:

United States: +1 4153389272

Mainland China: +86 (0)755 36550000

Hong Kong Toll Free: +852 30088359

Exchange Rate

Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate.

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has developed and launched a diversified suite of software products for PCs and mobile devices, designed to address users’ needs in document processing, system optimization, image editing and web browsing, AI agent products, among others. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, services of cloud and AI infrastructure to companies globally, as well as robotic products to international clients. At the same time, it actively engages in research and development of advanced technologies to empower its products and services. Cheetah Mobile has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the

U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including the Company's growth strategies, ability to retain and increase its user base, expand its offerings, monetize its platform, and future business development, financial condition and results of operations; competition; expected changes in revenues and expenses; and general economic and business conditions globally and in China. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required by law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses , amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business, as well as impairment of goodwill and intangible assets resulting from business acquisitions. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 13811591550

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,506,625	1,270,969	187,318
Short-term investments	9,527	445	66
Accounts receivable, net	468,058	689,708	101,650
Prepayments and other current assets, net	1,154,774	1,170,431	172,498
Due from related parties, net	94,821	134,754	19,860
Total current assets	3,233,805	3,266,307	481,392

Non-current assets:
Property and equipment, net	40,238	40,730	6,003
Operating lease right-of-use assets	16,833	17,828	2,628
Intangible assets, net	54,069	48,191	7,102
Goodwill	460,034	460,034	67,801
Long-term investments	688,459	600,054	88,437
Deferred tax assets	112,913	117,674	17,343
Other non-current assets	77,521	89,403	13,176
Total non-current assets	1,450,067	1,373,914	202,490

Total assets	4,683,872	4,640,221	683,882

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank Loans	-	2,900	427
Accounts payable	211,689	413,198	60,898
Accrued expenses and other current liabilities	2,264,659	2,163,995	318,933
Due to related parties	18,613	25,199	3,714
Income tax payable	54,430	56,356	8,306
Total current liabilities	2,549,391	2,661,648	392,278

Non-current liabilities:
Deferred tax liabilities	21,711	20,555	3,029
Other non-current liabilities	154,422	155,175	22,870
Total non-current liabilities	176,133	175,730	25,899

Total liabilities	2,725,524	2,837,378	418,177

Mezzanine equity:
Redeemable noncontrolling interests	197,560	200,903	29,609

Shareholders’ equity:
Ordinary shares	254	257	38
Additional paid-in capital	2,736,117	2,739,942	403,817
Accumulated deficit	(1,490,947)	(1,603,338)	(236,303)
Accumulated other comprehensive income	362,245	297,692	43,874
Total Cheetah Mobile Inc. shareholders’ equity	1,607,669	1,434,553	211,426
Noncontrolling interests	153,119	167,387	24,670

Total shareholders’ equity	1,760,788	1,601,940	236,096

Total liabilities, mezzanine equity and shareholders’ equity	4,683,872	4,640,221	683,882

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD	RMB	RMB	USD
Revenues	295,218	266,115	39,220	554,224	525,108	77,391
Internet Services	157,837	130,474	19,229	316,978	265,479	39,127
Global Enterprise Services	105,788	81,134	11,958	187,085	153,884	22,680
Robotics and others	31,593	54,507	8,033	50,161	105,745	15,584
Cost of revenues (a)	(70,426)	(97,490)	(14,368)	(139,931)	(189,921)	(27,991)
Gross profit	224,792	168,625	24,852	414,293	335,187	49,400

Operating income and expenses:
Research and development (a)	(67,083)	(58,764)	(8,661)	(128,327)	(116,486)	(17,168)
Selling and marketing (a)	(102,434)	(74,654)	(11,003)	(207,272)	(146,368)	(21,572)
General and administrative (a)	(66,627)	(68,735)	(10,130)	(119,251)	(134,871)	(19,878)
Other operating income/(expense)	289	(67)	(10)	2,959	655	97
Total operating income and expenses	(235,855)	(202,220)	(29,804)	(451,891)	(397,070)	(58,521)

Operating loss	(11,063)	(33,595)	(4,952)	(37,598)	(61,883)	(9,121)
Other income/(expenses):
Interest income, net	9,980	3,201	472	15,585	6,623	976
Foreign exchange gains	6,349	20,764	3,060	7,999	40,016	5,898
Other expense, net	(17,844)	(68,707)	(10,126)	(21,853)	(67,386)	(9,931)

Loss before income taxes	(12,578)	(78,337)	(11,546)	(35,867)	(82,630)	(12,178)
Income tax expenses	(3,865)	(8,199)	(1,208)	(8,685)	(15,822)	(2,332)
Net loss	(16,443)	(86,536)	(12,754)	(44,552)	(98,452)	(14,510)
Less: net income attributable to noncontrolling interests	6,200	8,375	1,234	11,448	13,939	2,054
Net loss attributable to Cheetah Mobile shareholders	(22,643)	(94,911)	(13,988)	(56,000)	(112,391)	(16,564)

Net loss per share
Basic	(0.0162)	(0.0619)	(0.0091)	(0.0397)	(0.0745)	(0.0110)
Diluted	(0.0163)	(0.0620)	(0.0091)	(0.0398)	(0.0747)	(0.0110)

Net loss per ADS
Basic	(0.8116)	(3.0927)	(0.4550)	(1.9861)	(3.7245)	(0.5500)
Diluted	(0.8152)	(3.1003)	(0.4550)	(1.9923)	(3.7337)	(0.5500)

Weighted average number of shares outstanding
Basic	1,518,381,903	1,553,878,937	1,553,878,937	1,517,084,516	1,552,927,613	1,552,927,613
Diluted	1,518,381,903	1,553,878,937	1,553,878,937	1,517,084,516	1,552,927,613	1,552,927,613
Weighted average number of ADSs outstanding
Basic	30,367,638	31,077,579	31,077,579	30,341,690	31,058,552	31,058,552
Diluted	30,367,638	31,077,579	31,077,579	30,341,690	31,058,552	31,058,552

Other comprehensive loss , net of tax of nil
Foreign currency translation adjustments	(7,643)	(31,282)	(4,610)	(7,915)	(62,442)	(9,203)
Unrealized gains/(loss) on available-for-sale securities, net	188	(4,348)	(641)	2,848	(3,763)	(555)
Other comprehensive loss	(7,455)	(35,630)	(5,251)	(5,067)	(66,205)	(9,758)
Total comprehensive loss	(23,898)	(122,166)	(18,005)	(49,619)	(164,657)	(24,268)
Less: Total comprehensive income attributable to noncontrolling interests	7,113	7,556	1,114	13,775	12,287	1,811
Total comprehensive loss attributable to Cheetah Mobile shareholders	(31,011)	(129,722)	(19,119)	(63,394)	(176,944)	(26,079)

	For The Three Months Ended			For The Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	5	-	-	10	-	-
Research and development	62	1,197	176	358	2,129	314
Selling and marketing	229	521	77	300	1,026	151
General and administrative	2,065	3,953	583	7,277	5,997	884
Total	2,361	5,671	836	7,945	9,152	1,349

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended June 30, 2026					For The Six Months Ended June 30, 2026
	GAAP	Share-based	Amortization of	Non-GAAP		GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result		Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues	266,115	-	-	266,115	39,220	525,108	-	-	525,108	77,391
Cost of revenues	(97,490)	-	-	(97,490)	(14,368)	(189,921)	-	-	(189,921)	(27,991)
Gross profit	168,625	-	-	168,625	24,852	335,187	-	-	335,187	49,400

Research and development	(58,764)	1,197	232	(57,335)	(8,451)	(116,486)	2,129	463	(113,894)	(16,786)
Selling and marketing	(74,654)	521	2,071	(72,062)	(10,621)	(146,368)	1,026	4,141	(141,201)	(20,811)
General and administrative	(68,735)	3,953	-	(64,782)	(9,547)	(134,871)	5,997	-	(128,874)	(18,994)
Other operating (expense)/income, net	(67)	-	-	(67)	(10)	655	-	-	655	97
Total operating income and expenses	(202,220)	5,671	2,303	(194,246)	(28,629)	(397,070)	9,152	4,604	(383,314)	(56,494)

Operating loss	(33,595)	5,671	2,303	(25,621)	(3,777)	(61,883)	9,152	4,604	(48,127)	(7,094)
Net loss attributable to Cheetah Mobile shareholders	(94,911)	5,671	2,303	(86,937)	(12,813)	(112,391)	9,152	4,604	(98,635)	(14,537)

Diluted losses per ordinary share (RMB)	(0.0620)	0.0036	0.0015	(0.0569)		(0.0747)	0.0059	0.0030	(0.0658)
Diluted losses per ADS (RMB)	(3.1003)	0.1800	0.0753	(2.8450)		(3.7337)	0.2950	0.1487	(3.2900)
Diluted losses per ADS (USD)	(0.4550)	0.0265	0.0111	(0.4193)		(0.5500)	0.0435	0.0219	(0.4849)

	For The Three Months Ended June 30, 2025				For The Six Months Ended June 30, 2025
	GAAP	Share-based	Amortization of	Non-GAAP	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	295,218	-	-	295,218	554,224	-	-	554,224
Cost of revenues	(70,426)	5	-	(70,421)	(139,931)	10	-	(139,921)
Gross profit	224,792	5	-	224,797	414,293	10	-	414,303

Research and development	(67,083)	62	6,156	(60,865)	(128,327)	358	12,312	(115,657)
Selling and marketing	(102,434)	229	469	(101,736)	(207,272)	300	938	(206,034)
General and administrative	(66,627)	2,065	-	(64,562)	(119,251)	7,277	-	(111,974)
Other operating income, net	289	-	-	289	2,959	-	-	2,959
Total operating income and expenses	(235,855)	2,356	6,625	(226,874)	(451,891)	7,935	13,250	(430,706)

Operating loss	(11,063)	2,361	6,625	(2,077)	(37,598)	7,945	13,250	(16,403)
Net loss attributable to Cheetah Mobile shareholders	(22,643)	2,361	6,625	(13,657)	(56,000)	7,945	13,250	(34,805)

Diluted losses per ordinary share (RMB)	(0.0163)	0.0016	0.0043	(0.0104)	(0.0398)	0.0052	0.0086	(0.0260)
Diluted losses per ADS (RMB)	(0.8152)	0.0800	0.2152	(0.5200)	(1.9923)	0.2600	0.4323	(1.3000)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended June 30, 2026					For The Six Months Ended June 30, 2026
	Internet Services	Global Enterprise Services	Robotics and others	Consolidated		Internet Services	Global Enterprise Services	Robotics and others	Consolidated
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues from external customers	130,474	81,134	54,507	266,115	39,220	265,479	153,884	105,745	525,108	77,391
Inter-segment revenues	347	13,324	-	13,671	2,015	347	24,454	-	24,801	3,655

Segment revenue	130,821	94,458	54,507	279,786	41,235	265,826	178,338	105,745	549,909	81,046
Elimination of inter-segment revenue				(13,671)	(2,015)				(24,801)	(3,655)
Consolidated Revenues				266,115	39,220				525,108	77,391
Operating Costs and expenses
Cost of revenues(i)	31,081	40,373	36,616			60,238	84,313	63,074
Selling and marketing(i)	33,373	17,727	19,038			73,022	26,907	38,785
Research and development(i)	29,325	1,050	28,640			58,317	1,428	55,782
Other segment items(i)	11,641	25,959	4,174			33,652	42,588	8,935
Adjusted operating income/(losses)	25,401	9,349	(33,961)	789	116	40,597	23,102	(60,831)	2,868	423
Unallocated amounts-share based compensations				5,671	836				9,152	1,349
Unallocated amounts-corporate expense				28,713	4,232				55,599	8,195
Operating loss				(33,595)	(4,952)				(61,883)	(9,121)
Reconciliation of segment profit/(loss)
Interest income, net				3,201	472				6,623	976
Foreign exchange gains, net				20,764	3,060				40,016	5,898
Other expense, net				(68,707)	(10,126)				(67,386)	(9,931)
Loss before income taxes				(78,337)	(11,546)				(82,630)	(12,178)

	For The Three Months Ended June 30, 2025				For The Six Months Ended June 30, 2025
	Internet Services	Global Enterprise Services	Robotics and others	Consolidated	Internet Services	Global Enterprise Services	Robotics and others	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues from external customers	157,837	105,788	31,593	295,218	316,978	187,085	50,161	554,224
Inter-segment revenues	-	8,982	-	8,982	-	17,503	-	17,503

Segment revenue	157,837	114,770	31,593	304,200	316,978	204,588	50,161	571,727
Elimination of inter-segment revenue				(8,982)				(17,503)
Consolidated Revenues				295,218				554,224
Operating Costs and expenses
Cost of revenues(i)	26,315	29,119	22,046		49,307	57,436	46,532
Selling and marketing(i)	62,119	19,501	17,843		129,615	34,283	37,874
Research and development(i)	33,409	1,911	31,752		66,252	3,170	58,131
Other segment items(i)	13,744	15,841	12,626		24,947	19,238	22,971
Adjusted operating income/(losses)	22,250	48,398	(52,674)	17,974	46,857	90,461	(115,347)	21,971
Unallocated amounts-share based compensations				2,361				7,945
Unallocated amounts-corporate expense				26,676				51,624
Operating loss				(11,063)				(37,598)
Reconciliation of segment profit/(loss)
Interest income, net				9,980				15,585
Foreign exchange gains, net				6,349				7,999
Other expense, net				(17,844)				(21,853)
Loss before income taxes				(12,578)				(35,867)

(i) Share-based compensations and certain corporate expenses were not allocated to segments. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(22,643)	(94,911)	(13,988)	(56,000)	(112,391)	(16,564)
Add:
Income tax expenses	3,865	8,199	1,208	8,685	15,822	2,332
Interest income, net	(9,980)	(3,201)	(472)	(15,585)	(6,623)	(976)
Depreciation and other amortization	10,757	6,969	1,027	20,539	13,433	1,980
Net income attributable to noncontrolling interests	6,200	8,375	1,234	11,448	13,939	2,054
Other expense, net	11,495	47,943	7,066	13,854	27,370	4,033
Share-based compensation	2,361	5,671	836	7,945	9,152	1,349
Adjusted EBITDA	2,055	(20,955)	(3,089)	(9,114)	(39,298)	(5,792)